Exhibit 99.3

Sagtec Reports 46 Percent Gross Profit Growth and Expands International Business Momentum

Stronger margins and operating cash flow provide a foundation for growth across AI and data infrastructure

KUALA LUMPUR, MALAYSIA, September 16, 2026 (GlobeNewswire) – Sagtec Global Limited (Nasdaq: SAGT) (“Sagtec” or the “Company”), a provider of customizable software, technology infrastructure and digital solutions, today announced its unaudited financial results for the six months ended June 30, 2026. The Company delivered higher gross profit, wider margins and positive operating cash flow while continuing to build a broader growth platform across artificial intelligence, data infrastructure and technology-enabled solutions.

First Half 2026 Highlights

●	Gross profit increased 46% to RM14.1 million (US$3.4 million), while gross margin expanded to 29.0% from 20.1% in the prior-year period.

●	Operating income increased 11% to RM6.4 million (US$1.6 million), reflecting improved service-related cost efficiency despite higher post-listing and expansion-related operating expenses.

●	Net operating cash flow recorded a RM9.9 million (US$2.4 million) turnaround, improving from an outflow of RM2.1 million (US$0.5 million) in the first half of 2025 to an inflow of RM7.9 million (US$1.9 million) in the first half of 2026.

●	Services revenue increased 6% to RM30.8 million (US$7.5 million), led by a 52% increase in social media management services revenue.

●	Revenue increased 1% to RM48.5 million (US$11.9 million), compared with RM47.9 million (US$11.7 million) for the first half of 2025.

●	Cash and cash equivalents reached RM12.3 million (US$3.0 million) as of June 30, 2026, with RM2.25 million (US$0.55 million) in fully undrawn overdraft facilities.

●	Following the reporting period, Sagtec announced a 36-month data center management agreement with Viryatec Limited that is expected to generate approximately US$10 million in revenue over the contract term, together with a first order for 1,500 Halo AI Robots from a Dubai distributor valued at approximately US$3 million.

Management Commentary

“Our first-half performance demonstrates that Sagtec is strengthening the economic foundation of its business,” said Chen Lok Ng, Chairman and Chief Executive Officer of Sagtec Global. “Gross profit increased 46%, gross margin expanded by 8.8 percentage points and operating activities generated RM7.9 million in cash. These results reflect better service delivery efficiency and give us greater capacity to execute our growth strategy.”

Mr. Ng continued, “The Viryatec agreement and the first Halo AI Robot order represent important progress in our expansion into data infrastructure and AI-enabled solutions. Together with our stronger cash position and established software platform, these developments broaden our sources of potential revenue and reinforce our confidence in Sagtec’s long-term growth opportunities. Our priority is disciplined execution and the conversion of these opportunities into sustainable value for shareholders.”

Business Momentum Following the Reporting Period

In July 2026, Sagtec announced a 36-month data center management agreement with Hong Kong-based Viryatec Limited that is expected to generate approximately US$10 million in revenue over the contract term. In August 2026, the Company announced its first order for 1,500 Halo AI Robots from a Dubai distributor, valued at approximately US$3 million. Neither development is included in the first-half results, and actual revenue recognition will depend on contractual performance, delivery and other applicable conditions.

Selected Financial Results

RM and US$ thousands, except percentages	1H 2026 RM / US$	1H 2025 RM / US$	Change
Revenue	48,544 / 11,887	47,867 / 11,721	1%
Services revenue	30,779 / 7,537	29,121 / 7,131	6%
Gross profit	14,074 / 3,446	9,643 / 2,361	46%
Gross margin	29.0%	20.1%	+8.8 pts
Operating income	6,431 / 1,575	5,774 / 1,414	11%
Net cash provided by/(used in) operating activities	7,874 / 1,928	(2,058) / (504)	n.m.

Note: U.S. dollar amounts are convenience translations included in the Company’s interim financial information. Percentages may not add due to rounding. n.m. = not meaningful.

First Half Operating Review

Services remained the Company’s largest revenue category at 63.4% of total revenue. Services revenue increased 6% to RM30.8 million (US$7.5 million), led by 52% growth in social media management services. Subscription revenue remained stable at RM13.5 million (US$3.3 million), while data management and analysis services increased modestly to RM6.0 million (US$1.5 million).

Revenue from tangible products decreased 12% to RM16.5 million (US$4.0 million), due mainly to lower kiosk sales and the timing of customer deployments. The coffee machine kiosk rental business contributed RM1.3 million (US$0.3 million) in revenue and helped the rental segment generate RM0.9 million (US$0.2 million) in gross profit, compared with a gross loss in the prior-year period.

Total cost of sales decreased 10% to RM34.5 million (US$8.4 million). Gross profit from services increased 170% to RM8.2 million (US$2.0 million), reflecting improved use of technical resources and infrastructure. Operating expenses increased as Sagtec expanded its post-listing corporate capabilities and business development activities; nevertheless, operating income increased 11% to RM6.4 million (US$1.6 million). The improvement in gross profit and operating income was partially offset by higher corporate expenses, tax expense and lower non-operating income during the period.

Liquidity and Capital Resources

Net operating cash flow recorded a RM9.9 million (US$2.4 million) turnaround, improving from an outflow of RM2.1 million (US$0.5 million) in the first half of 2025 to an inflow of RM7.9 million (US$1.9 million) in the first half of 2026. Net cash used in investing activities decreased to RM3.9 million (US$1.0 million) from RM15.8 million (US$3.9 million), reflecting more selective capital expenditure. Cash and cash equivalents increased 34% to RM12.3 million (US$3.0 million) as of June 30, 2026, from RM9.2 million at December 31, 2025, providing greater flexibility to support operations and pursue growth opportunities.

Outlook and Strategic Priorities

Sagtec enters the second half of 2026 with improved gross margins, positive operating cash flow and increased cash resources. Management is focused on executing the Viryatec and Halo AI Robot engagements, expanding recurring and project-based revenue, preserving service delivery efficiency and deploying capital selectively across Malaysia and targeted international markets. The Company believes its growing capabilities in software, artificial intelligence, data analytics and technology infrastructure provide a broader base for long-term growth.

About Sagtec Global Limited

Sagtec Global Limited (Nasdaq: SAGT) is a Malaysia-headquartered AI technology company providing AI-asissted software solutions, enterprise technology platforms, and digital transformation services to businesses across Southeast Asia. The Company develops customizable enterprise software, intelligent data management platforms, and cloud-based technologies that support digital transformation across multiple industries. Its proprietary solutions, including the Speed+ cloud-based smart ordering platform, currently serve more than 12,000 clients. Since its IPO in March 2025, Sagtec has expanded its operations across Malaysia, Southeast Asia, and the Middle East. For more information, visit www.sagtec-global.com.

Forward-Looking Statements

This press release contains forward-looking statements regarding, among other matters, the Company’s strategies, market opportunities, contracts, expected revenue, operating performance, growth prospects and financial condition. These statements are based on current expectations and involve risks and uncertainties that could cause actual results to differ materially, including customer demand, project timing, contractual performance, delivery, competition, regulatory requirements, economic conditions and the risks described in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update these statements, except as required by law.

Contact Information

Sagtec Global Limited Contact:

Wan Najwa Enche Khawari

Head of Public Relations & Corporate Affairs

Telephone +6011-6217 3661

Email: info.pr@sagtec-global.com

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